EXHIBIT 99.1

UMEWORLD LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2015 AND SEPTEMBER 30, 2015

(Unaudited)

(All amounts in US Dollars)

	December 31, 2015	September 30, 2015
CURRENT ASSETS	(Unaudited)	(Audited)
Cash and Cash Equivalents	$172,140	$351,058
Accounts Receivable	260	262
Deposit	9,167	9,357
Prepayment	23,945	30,842
TOTAL CURRENT ASSETS	205,512	391,519
NON-CURRENT ASSETS
Property, plant and equipment, net	9,494	10,874
Deferred Charges	400,468	423,380
TOTAL NON-CURRENT ASSETS	409,962	434,254
TOTAL ASSETS	615,474	825,773
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	624,149	598,229
Unearned Revenue	386,399	394,724
TOTAL CURRENT LIABILITIES	1,010,548	992,953
NON-CURRENT LIABILITIES
Notes Payable	1,563,919	1,556,318
TOTAL LIABILITIES	2,574,467	2,549,271

STOCKHOLDERS' DEFICIENCY
Common Stock: $0.0001 par value, Authorized: 250,000,000 shares; Issued and outstanding September 30, 2014; December 31, 2014 - 89,036,000	8,904	8,904
Additional paid-in capital	25,219,195	25,213,365
Deficit	(27,393,077)	(27,147,910)
Accumulated Other Comprehensive Loss	(1,339)	(1,286)
Non-controlling Interest	207,324	203,429
TOTAL STOCKHOLDERS' EQUITY/ (DEFICIENCY)	(1,958,993)	(1,723,498)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIENCY	$615,474	$825,773

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended December 31, 2015	3 months ended December 31, 2014
	(Unaudited)	(Unaudited)
License Fees and Royalties	$0	$0
Other Income
Total Revenues	$0	$0
General and Administrative Expenses	200,678	163,672
Depreciation	1,170	1,202
Stock-based compensation	5,830	19,984
Gain/(Loss) from Operations	(207,678)	(184,858)
OTHER INCOME
Other Income	0	0
Interest Income	22	65
OTHER EXPENSES
Interest Expense, net	33,603	28,144
Gain/(Loss) before Income Taxes	(241,259)	(212,937)
Income Tax	-	-
Net Gain/(Loss)	(241,259)	(212,937)
Net Income/(Loss) attributable to Non-controlling interests	(3,908)	(3,905)
Net Gain/(Loss) attributable toUMeWorld Stockholders	(245,167)	(216,842)
Comprehensive Loss
Net Gain/(Loss)	(245,167)	(216,842)
Translation Adjustment	(66)	(911)
Comprehensive Gain/(Loss)	(245,233)	(217,753)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	13	(182)
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(245,220)	(217,935)
Per Share Data
Net Loss Per Share, basic and diluted	$0.0028	$0.0024
Weighted Average Number of Common Shares Outstanding	89,036,000	89,036,000

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

AS OF DECEMBER 31, 2015 AND SEPTEMBER 30, 2015

(UNAUDITED)

(All amounts in US Dollars)

				Accumulated
				Other		Total
	Common Stock		Additional	Com-		AlphaRx Inc.	Non-
	Number of		Paid in	prehensive		Stockholders'	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)

Balance as of September 30, 2014	89,036,000	$8,904	$24,727,453	$(2,980)	$(25,777,160)	$(1,043,783)	$187,380	$(856,403)
Warrants Issued			485,912			485,912		485,912
Foreign Currency Translation				1,694		1,694	424	2,118
Non-controlling interest							15,625	15,625
Net Gain/(Loss) for the period					(1,370,750)	(1,370,750)		(1,370,750)

Balance as of September 30, 2015	89,036,000	$8,904	$25,213,365	$(1,286)	$(27,147,910)	$(1,926,927)	$203,429	$(1,723,498)
Warrants Issued			5,830			5,830		5,830
Foreign Currency Translation				(53)		(53)	(13)	(66)
Non-controlling interest							3,908	3,908
Net Gain/(Loss) for the period					(245,167)	(245,167)		(245,167)
Balance as of December 31, 2015	89,036,000	$8,904	$25,219,195	$(1,339)	$(27,393,077)	$(2,166,317)	$207,324	$(1,958,993)

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended December 31, 2015	3 months ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(241,259)	$(212,937)
Noncash item:
Non-Controlling Interest	3,895	4,087
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,170	15,994
Stock based compensation	5,830	19,984
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	6,897	(10)
Decrease/(Increase) in Deferred Charges	22,912	13,581
Decrease/(Increase) in Accounts Receivable	2	50
Decrease/(Increase) in Loans Receivable	0	0
(Decrease)/Increase in Accounts Payable and Accrued Liabilities	25,920	30,313
(Decrease)/Increase in Accrued Interest and Notes Payable	48,290	11,843
Decrease/(Increase) in Deposit	190	174

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(126,153)	(116,921)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) / Sale of Machinery and Equipment	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-in Capital	0	(19,984)
Issuance / (cancellation) of Common Stock	0	0
Issuance (repayment) of Notes Payable, net	3,721	22,580

NET CASH PROVIDED BY FINANCING ACTIVITIES	3,721	2,596
Effect of exchange rate changes on cash and cash equivalents	(56,486)	(21,966)
NET (DECREASE)/INCREASE IN CASH	(178,918)	(136,291)

CASH, and cash equivalents, beginning of period	351,058	845,084

CASH, and cash equivalents, end of period	$172,140	$708,793

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0
Interest Paid	$0	$0

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